

SECU[illegible] ISSION

12062641

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/11 AND ENDING 7/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTHFRONT BROKERAGE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

Palo Alto, CA 94301

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dennen (415) 272-3317

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400, San Francisco, CA 94105

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 10 2012
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Dennen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealthfront Brokerage Corporation, as of July 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 28 day of September 2012, by Brian Dennen, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature:

(Seal)


MAHDEE SHEHADEH
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1960656
SANTA CLARA COUNTY
My Comm. Exp. September 2, 2015



WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Financial Statements

July 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Table of Contents



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wealthfront Brokerage Corporation:

We have audited the accompanying statement of financial condition of Wealthfront Brokerage Corporation (the Company) (a wholly owned subsidiary of Wealthfront Inc.) as of July 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealthfront Brokerage Corporation as of July 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1(b) to the financial statements, the Company has suffered recurring losses from operations and is dependent on Wealthfront Inc. (the Parent) to fund its operations. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial



statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
September 27, 2012

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Statement of Financial Condition

July 31, 2012

Assets

Cash	$	105,116
Deposit with clearing organization		250,000
Prepaid expenses		7,067
Total assets	$	362,183

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	17,581
Due to related party (Wealthfront Inc.)		32,410
		49,991
Stockholder's equity:		
Common stock, $1 stated value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		645,000
Retained earnings		(332,908)
Total stockholder's equity		312,192
Total liabilities and stockholder's equity	$	362,183

See accompanying notes to financial statements.

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Statement of Operations

Year ended July 31, 2012

Revenues:		
Commissions	$	32,618
Total revenues		32,618
Expenses:		
Salaries		112,363
Commissions paid to other broker/dealers		27,123
Regulatory fees		15,388
Rent		11,400
Professional fees		37,099
Other expenses		6,655
Total expenses		210,028
Net loss before provision for income tax		(177,410)
Income tax provision		800
Net loss	$	(178,210)

See accompanying notes to financial statements.

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Statement of Changes in Stockholder's Equity

Year ended July 31, 2012

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		Amount			
Balance as of July 31, 2011	100	$	100	200,000	(154,698)	45,402
Contributions	—		—	300,000	—	300,000
Conversion of due to related party to equity	—		—	145,000	—	145,000
Net loss	—		—	—	(178,210)	(178,210)
Balance as of July 31, 2012	100	$	100	645,000	(332,908)	312,192

See accompanying notes to financial statements.

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Statement of Cash Flows

Year ended July 31, 2012

Cash flows from operating activities		
Net loss	$	(178,210)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Deposit with clearing organization		(250,000)
Accounts receivable		12,248
Prepaid expenses		(7,057)
Accounts payable and accrued expenses		16,237
Net cash used in operating activities		(406,782)
Cash flows from financing activities:		
Contributions		445,000
Due to related party (Wealthfront Inc.)		(15,058)
Net cash provided by financing activities		429,942
Net increase in cash		23,160
Cash, beginning of year		81,956
Cash, end of year	$	105,116
Supplemental disclosure:		
Noncash financing activity:		
Due to a related party converted to equity	$	145,000

See accompanying notes to financial statements.

(1) The Company and its Significant Accounting Policies

(a) The Company and Basis of Accounting

Wealthfront Brokerage Corporation (the Company) is a Delaware registered corporation and is a 100% wholly owned subsidiary of Wealthfront Inc. (Wealthfront or Parent). The Company prepares its financial statements in conformity with U.S. generally accepted accounting principles (GAAP).

(b) Going Concern Uncertainty and Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and is dependent on its Parent to fund its operations. The Parent intends to raise additional equity and debt financing until positive cash flows are generated from operations.

The Parent is not contractually obligated to continue to provide support. Furthermore, there can be no assurance that the Parent will be successful in securing additional debt financing or raising additional equity. Accordingly, these uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c) The Business

The Company is a registered broker-dealer licensed by the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed in 50 states, District of Columbia and the U.S. Virgin Islands. The Company is an introducing broker providing services solely for the customers of its Parent. For the year ended July 31, 2012, all revenue was generated from the account holders located in the United States.

(d) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(e) Cash

Cash consists of bank deposits maintained with an insured financial institution. It may, at times, exceed federal insurance limits.

(f) Revenue Recognition

The Company earns all of its revenue in the form of commissions. Commission revenue is recognized as revenue upon the execution of trades in customers' accounts. Costs connected with commissions, commissions paid to other broker/dealers, are expensed as incurred.

(Continued)

(g) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash used in operating activities in the statement of cash flows. The Company has not recorded an allowance for doubtful accounts as there was no accounts receivable at July 31, 2012. The Company has had no collection issues since inception.

(h) Deposit with Clearing Organization

Deposit with clearing organization consists of deposit of cash or other short-term securities held by clearing organization or exchange. At July 31, 2012, $250,000 was held in a separate account as a special reserve requirement for the Apex Clearinghouse.

(i) Income Taxes

Tax provisions are computed in accordance with Accounting Standards Codification (ASC) 740, *Income Taxes* (ASC 740). The Company's results are included in the consolidated federal income tax return and the combined Delaware franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. Amounts for the current year are based upon estimates and assumptions as of July 31, 2012 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the uncertain tax position could change. It is not possible to estimate the amount of any such change at this time. It is possible that any change in uncertain tax positions could have a significant impact on the Company's financial statements.

(Continued)

(2) Commitments and Contingencies

Operating Lease

The Company leases office space from its Parent on a month-to-month basis. Rent expense was $11,400 for the year ended July 31, 2012.

Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in natural course of business. The Company's management is not aware of any such pending or threatened litigation as of July 31, 2012.

(3) Net Capital Requirements

The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At July 31, 2012, the Company had net capital of $305,125 as defined, which was $300,125 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 at July 31, 2012.

(4) Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii), all customer transactions are cleared through another broker/dealer on a fully disclosed basis and, accordingly, has no possession or control requirements.

(5) Computation of Determination of Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by SEC Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

(6) Income Taxes

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at July 31, 2012. The Company does not have any uncertain tax positions at July 31, 2012.

(Continued)

Total income tax expense attributable to income before income taxes for the year ended July 31, 2012 consists of the following:

Current:		
Federal (34%)	$	—
State (California (8.84%) (minimum tax)		800
Deferred tax expense before valuation allowance		70,662
Valuation allowance		(70,662)
Deferred tax expense after valuation allowance		—
Total current and deferred income tax allowance	$	800

Management believes that, based on a number of factors, it is more likely than not that the deferred tax asset (DTA) will not be utilized and, therefore, has recorded a full valuation allowance.

DTA, net, as of July 31, 2012 consists of the following:

		DTA as of July 31, 2011	Movement during FY 2012	DTA as of July 31, 2012
Net operating loss	$	111,577	177,410	288,987
Effective rate		39.83%	39.83%	39.83%
Total gross deferred tax asset	$	44,441	70,662	115,103
Valuation allowance		(44,441)	(70,662)	(115,103)
Net deferred tax asset	$	—	—	—

As of July 31, 2012, the Company has federal net operating loss carryforwards of $288,987 and state net operating loss carryforwards of $288,987, which will expire at various dates from 2029 through 2031. Such net operating loss carryforwards expire as follows:

		Amounts	Expiration period
Federal	$	288,987	from 2029 through 2031
California		288,987	from 2029 through 2031

The Company believes that it is more likely than not that the benefit from the net operating loss carryforwards will not be realized. In recognition of this risk, the Company had provided a valuation allowance of $115,103 on the deferred tax assets relating to these net operating loss carryforwards.

(Continued)

(7) Related-Party Transactions

The Company is a party to an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses consist of salary costs based on a percentage of Parent employee time dedicated to Company activities. Indirect expenses include a rent, insurance, communications, and office supplies based on a pre agreed amount outlined in the expense sharing agreement. During the year ended July 31, 2012, the Company accrued to its Parent, based on an expense sharing agreement, $128,342, of which $32,410 was due and payable to the Parent as of July 31, 2012. During the fiscal year, the Parent contributed $445,000 to the Company, of which $300,000 was cash and the remainder was noncash, representing the extinguishment of a portion of the due to related-party (Wealthfront Inc.) balance.

(8) Subsequent Events

Subsequent events have been evaluated through September 27, 2012, the date these financial statements are available for issuance. No material subsequent events occurred since July 31, 2012 that require recognition or disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

Supplemental Schedule I

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Year ended July 31, 2012

		Audited financial statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholder's equity	$	312,192	292,991	19,201
Less nonallowable assets:				
Prepaid expenses		7,067	7,067	—
Net capital		305,125	285,924	19,201
Greater of 6-2/3% of aggregate indebtedness ($49,991) or $5,000		5,000	5,000	—
Net capital in excess of requirement	$	300,125	280,924	19,201
Total aggregate indebtedness	$	49,991	69,192	(19,201)
Ratio of aggregate indebtedness to net capital		0.16	0.24	0.08
Minimum net capital required	$	5,000	5,000	—

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for fiscal year ended July 31, 2012 were as follows:

		Aggregate indebtedness	Net capital
Per submitted computation	$	69,192	285,924
Changes due to income tax provisions at year-end		799	(799)
Changes due to overaccrual of expenses		(20,000)	20,000
Per statements as finalized	$	49,991	305,125

See accompanying independent auditors' report.

Supplemental Schedule II

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Year ended July 31, 2012

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

See accompanying independent auditors' report.

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Year ended July 31, 2012

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

See accompanying independent auditors' report.

ADDITIONAL REPORTS



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Wealthfront Brokerage Corporation:

In planning and performing our audit of the financial statements of Wealthfront Brokerage Corporation (a wholly owned subsidiary of Wealthfront Inc.) (the Company), as of and for the year ended July 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
September 27, 2012



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Relating to SIPC Assessment Reconciliation

The Board of Directors
Wealthfront Brokerage Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2012, which were agreed to by Wealthfront Brokerage Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2012 noting a difference of $2,123 for both total revenue and deductions;

3. Compared the amounts reported in Form SIPC-7 with supporting schedules and working papers, including general ledger system reports, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including general ledger system reports supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
September 27, 2012

WEALTHFRONT BROKERAGE CORPORATION
(A Wholly Owned Subsidiary of Wealthfront Inc.)

Determination of "SIPC Net Operating Revenues" General Assessment
and Schedule of Payments Pursuant to SEC Rule 17a-5(e)(4)

August 1, 2011 to July 31, 2012

Total revenue	$	32,618
Deductions		27,123
SIPC net operating revenues	$	5,495
General assessment @ 0.0025	$	14
Less payments:		
March 05, 2012		(54)
Assessment balance due (overpayment)	$	(40)

See accompanying report of independent registered public accounting firm on applying agreed-upon procedures relating to SIPC assessment reconciliation.